VisionWave Holdings, Inc.

300 Delaware Ave., Suite 210 # 301

Wilmington, Delaware 19801

December 4, 2024

Via Edgar

Ms. Aliya Ishmukhamedova

Office of Technology

United State Securities and Exchange Commission

Washington, D.C. 20549

Re:	VisionWave Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-4
Submitted October 16, 2024
CIK No. 0002038439

Ms. Ishmukhamedova:

The following responses address the comments of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated November 15, 2024 (the “Comment Letter”) relating to the Draft Registration Statement on Form S-4 submitted October 16, 2024 (the “Registration Statement”) of VisionWave Holdings Inc. (the “VisionWave”).

For the Staff’s convenience, the Staffs’ comments have been stated below in their entirety, followed by the corresponding responses from the Company.

Amendment No. 1 to Draft Registration Statement on Form S-4 Cover Page

1.	Please revise to include Sponsor compensation disclosures and include cross- references that highlight, by prominent type or in another manner, the locations of related disclosures in the prospectus. Refer to Items 1604(a)(3) and (4) of Regulation S-K.

Response

We have revised the Cover Page to include Sponsor compensation disclosures and cross references highlighted in prominent type.

2.	Please revise to disclose the SPAC did not receive a report, opinion, or appraisal in connection with its determination that the Business Combination is advisable. Refer to Item 1604(a)(1) of Regulation S-K.

Response

Bannix Acquisition Corp. (“Bannix”) did not receive a report, opinion, or appraisal in connection with its determination that the Business Combination is advisable. The Cover Page has been revised accordingly.

Notice of Special Meeting of Stockholders, page 7

3.	Proposal No. 2, The Stock Issuance Proposal, refers to the issuance of up to 11.0 million shares of VisionWave common stock pursuant to the Merger Agreement, which you state on page 59 are valued at $10.00 per share. However, disclosures elsewhere refer to the issuance of 3.0 million shares of Bannix common stock, the number of which appears to be calculated based on the $30.0 million Business Combination purchase price disclosed on page F-84. Please explain this apparent inconsistency and revise disclosures throughout the filing as necessary.

Response

Please note the following transaction history.

●	On March 26, 2024, Bannix, VisionWave, VisionWave Technologies, Inc. (“Target”), and the shareholders of Target (the “Target Shareholders”), entered into a Business Combination Agreement (the “Business Combination Agreement”), pursuant to which Bannix would have acquired all of the issued and outstanding share capital of Target from the Target Shareholders in exchange for the issuance of 3,000,000 shares of common stock of Bannix and Target would have become a direct wholly owned subsidiary of Bannix and the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents referred to therein.

●	On September 6, 2024, the parties entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”), by and among Bannix, VisionWave, BNIX Merger Sub, Inc., BNIX VW Merger Sub, Inc. and Target. The Merger Agreement amended and restated the Business Combination Agreement.

●	Upon closing of the Merger, VisionWave will issue 11,000,000 shares of common stock to the Target Shareholders and one share of common stock to the shareholders of Bannix for each share of common stock of Bannix that is not redeemed.

As a result of the above, the Business Combination Agreement was amended and restated by the Merger Agreement and the consideration to be issued to the Target Shareholders was increased from 3,000,000 shares of Bannix in accordance with the Business Combination Agreement to 11,000,000 shares of common stock of VisionWave as per the Merger Agreement. We have clarified the disclosure in various locations.

Please note that the disclosure on page F-84 was as of June 30, 2024 and the Merger Agreement is considered a subsequent event. The financials will be updated to include September 2024.

Certain Defined Terms, page 14

4.	We note you define the term “Founders shares” on page 15 as the 475,000 shares acquired by Instant Fame, your Sponsor. However, elsewhere you refer to these shares as shares held by your Sponsor or similar. Additionally, on page F-50 you refer to 130,000 equity awards issued in September 2021 as Founders Shares that will vest upon the Business Combination. Please revise to differentiate between the 475,000 shares acquired by Instant Fame, your Sponsor, and the 130,000 equity awards referred to as Founders Shares in your footnotes. Ensure references throughout the filing are consistent.

Response

We revised the definition of Former Sponsor - “Former Sponsor” means the original sponsors who were Subash Menon and Sudeesh Yezhuvath (through their investment entity Bannix Management LLP), Suresh Yezhuvath and Seema Rao.

5.	Your reference to “VW” in your pro forma disclosures appears to refer to VisionWave Technologies, Inc., which you refer to as the “Target” on page 4. Please revise to define VisionWave Technologies, Inc. and how it is referenced throughout the filing.

Response

We have revised throughout to define VisionWave Technologies, Inc. as the “Target”.

Questions and Answers about the business combination and the special meeting

Q: What equity stake will current the Company Stockholders and Target Holders hold in VisionWave..., page 23

6.	Please revise your dilution information here and on page 60 to comply with Item 1604(c) requirements.

Response

We have added disclosure in this section and on page 60 to comply with Item 1604(c) requirements.

7.	Please revise to include the references to footnotes (2), (3) and (4) to the associated line items in the table on page 24. Regarding footnote (1), explain why the Company’s (i.e. Bannix’s) Public Stockholders line item includes 2,020,573 shares that will be held by GBT after the Business Combination. In this regard, such shares appear to be part of the 11.0 million VisionWave common stock that will be issued to Target shareholders. Therefore, please revise to include the 2,020,573 shares in the Former Target Shareholders line item or include them in a separate line item as you have done on page 122, along with a footnote explaining what such shares represent. Similar changes should be made to the tables on page 23 and 40 and your discussion of share ownership following the closing on page 5.

Response

In response to the SEC’s comment, we have updated all dilution tables and their corresponding footnotes throughout the document to ensure they are consistent with the table on page 122. This includes aligning the structure, figures, and footnotes to provide uniform and transparent disclosure of dilution impacts across the filing.

Summary of the Proxy Statement/Prospectus, page 38

8.	Please revise to disclose in a tabular format the terms and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and its promoters in connection with the de-SPAC transaction; the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and its promoters; and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction. Further, outside of the table, disclose the extent to which such compensation and securities issuances has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the SPAC. Refer to Item 1604(b)(4) of Regulation S-K.

Response

We have revised the Form S-4 to include the requested disclosure on page 40.

Accounting Treatment, page 47

9.	Please address the following as it relates to your determination that the Business Combination will be accounted for as a reverse recapitalization. We refer to you ASC 805-10-55-10 through 55-15.

●	Provide support for your statement that Target will appoint the majority of the board of directors of the combined entity. In this regard, of the seven intended directors of VisionWave, it appears three of them, including the co-chairman of the board, are current officers or directors of Bannix; one is a current officer of Target; and one is the founder of VisionWave. Revise to clarify who will appoint the other two directors.

●	Provide support for your statement that Target’s existing management will comprise the management of the combined entity. Further to this point, on page 94 you state that Yossi Attia, the founder of VisionWave and a wholly-owned subsidiary of Bannix, is currently an executive officer of Target. However, this fact is not disclosed elsewhere in the filing. Clarify Mr. Attia’s current senior management role in Target, or otherwise revise.

●	Explain how you determined that Target is a larger entity based on historical revenues and business operations. In this regard, it appears Target has earned no revenues and has limited operations to date.

●	Revise your Accounting Treatment disclosure on pages 122 and 128 to ensure they are consistent with your disclosure here and on page 95.

Response

With respect to your specific points above:

●	Following the Merger, the VisionWave Board will consist of seven members, consisting of, Eric T. Shuss, Douglas Davis, Noam Kenig, Danny Rittman, Erik Klinger, Yossi Attia and Chuck Hansen. Messrs Kenig, Rittman, Attia and Hansen have been appointed by the Target.

●	We have revised Mr. Attia’s biography on page 168 with respect to Mr. Attia to disclose that he is the Chief Operating Officer of Target.

Further, we confirm that the Business Combination will be accounted for as a reverse recapitalization, with Target considered the accounting acquirer. This determination is based on the following factors:

1.	Post-Merger Control Structure:

o	Stanley Hills LLC will hold 28.35% of the combined company.

o	Magic Internacional Argentina FC and GBT Technologies, Inc. will each hold 14.17%.

o	Collectively, these entities will control 56.7% of the voting power, establishing VisionWave’s shareholders as the majority controllers.

2.	Target as the Larger Entity:

o	Projected Revenue: Target’s robust business plan includes a significant contract with Leonardo DRS, which is expected to generate substantial revenue beginning in 2024. Additionally, Target has received a first order of a potential up to $100 million revenue rollout from Edge Group, reported to be among the top 3 manufacturers and suppliers of precision guided munitions. Based on their current operations and agreements, Target is well-positioned to start recognizing revenue as early as December 2024, with a strong pipeline of revenue generation throughout 2025.

o	Operational Scope: Target’s technological offerings, particularly its advanced systems aligned with defense and commercial applications, provide a foundation for scalable growth, further supporting its status as the larger entity in this transaction.

3.	Management and Governance Continuity:

o	Target’s existing management will maintain critical leadership positions post-merger.

o	Four of the seven board members of the combined entity will be appointed by Target Shareholders, reinforcing its operational and strategic control.

Given these factors, Target is clearly positioned as the larger and more substantive operating entity, justifying the reverse recapitalization treatment under ASC 805-10-55.

The Business Combination Proposal

Background of the Business Combination, page 87

10.	We note that on August 8, 2023, Bannix Acquisition Corp Entered into a Patent Acquisition Agreement with GBT Tokenize Corp, which is 50% owned by GBT Technologies Corp., which was later terminated on March 19, 2024. We further note that on March 20, 2024, “the Company entered into a Patent Purchase Agreement pursuant to which [VisionWave Technologies] agreed to acquire from Tokenize the entire right, title, and interest of certain patents and patent applications providing an intellectual property” for $30,000,000. Please revise to provide a materially complete description of the nature of the relationship between each of the parties in each of the Patent Purchase Agreements and the parties in this business combination including whether there was, or is, common ownership, directors, or managerial control, and whether each of the agreements were negotiated in an arms-length transaction. Finally, please file the valuation report identified on page F-66 as an exhibit. Refer to Item 601(B)(10) of Regulation S-K.

Response

Each of the transactions surrounding the patents held by GBT Tokenize were held at arms-length. Please note the following with respect to the transactions.

1.       No Affiliations at Time of Acquisition:

o       There were no common directors, officers, or shareholders between GBT Tokenize, Bannix, or Target.

o       GBT Technologies, Inc. (GBT), which held a 50% ownership stake in GBT Tokenize, had no direct or indirect control over Bannix or Target.

2.       Past and Present Relationships:

o       Doug Davis, CEO of Bannix, served as a consultant to GBT Technologies until March 31, 2023, when he terminated his consulting agreement. This ensured that no affiliate relationship existed at the time of the patent acquisition.

o       Following the acquisition of the patents by Target, Target engaged Dr. Rittman, CTO of GBT, as a consultant and CTO. Target intends to appoint Dr. Rittman as a director post-closing.

3.       Context of the 8/8/23 Acquisition:

o       The August 8, 2023 patent acquisition was originally part of a prior proposed acquisition Bannix was pursing of Evie Autonomous Group (“EVIE”). As Bannix subsequently terminated its agreement with EVIE, the patent acquisition agreement between Bannix and GBT Tokenize was also terminated.

o       After negotiations with Target had commenced, Bannix introduced GBT Tokenize to Target with the goal of incorporating the GBT Tokenize technology with Target. Target then pursued its own acquisition of the GBT Tokenize technology which was subsequently closed. The agreement between Target and GBT Tokenize was completely independent of the terminated EVIE relationship.

4.       Disclosure of Relationships and Agreements:

o       These relationships and agreements, including the termination of the EVIE arrangement and the subsequent independent agreement with Tokenize, have been disclosed in the ‘Related Party Transactions’ and ‘The Business Combination Proposal’ sections for transparency.

This comprehensive disclosure demonstrates that the patent acquisition was conducted independently and appropriately, ensuring no conflicts of interest or improper affiliations.

Negotiation Process with Potential Acquisition Targets, page 89

11.	We note your disclosure that the first email introduction occurred between representatives of Bannix and Target on January 12, 2024. However, we further note that Target was not formed until March 20, 2024. Please revise to provide a more detailed discussion of the nature of the relationship between the parties, including a detailed timeline of discussion and interactions held prior to January 12, 2024 and through formation of target and entering into the business combination agreement, as well as whether Bannix was involved in the formation of the Target. In addition, include a materially complete discussion of any potential conflicts of interest between the parties.

Response

We have clarified the nature of the initial contact as follows:

1.	Initial Contact with Founder:
The first contact occurred on January 12, 2024, with the founder of Target, not the entity itself (as it was not incorporated yet). These discussions were exploratory and focused on Target’s founder vision for potential as a significant business and as a merger candidate.

2.	Subsequent Formal Discussions: Formal discussions with Target were initiated shortly after this initial meeting, involving its management team and key stakeholders.

3.	No Involvement in Target Formation:
Bannix was not involved in the formation of Target. The two entities operated independently prior to the initial contact, and we cannot identify any conflicts of interest between the parties.

These clarifications have been included in the ‘Background of the Business Combination’ section to ensure transparency and address the SEC’s concerns.

The Company Board’s Reasons for the Approval of the Business Combination, page 91

12.	We note your disclosure that “Target also invested in a business valuation, which aligned well with the Company’s expectations for deal size and growth potential.” Please revise to provide a materially complete description of the valuation, and file the valuation referenced here. Refer to Item 1607 of Regulation S-K.

Response

We have revised the disclosure to remove the business valuation. The Target consulted with a business valuation consultant but such consultant provided informal advice on valuation ranges and did not issue a formal report or opinion. As such, we have removed such disclosure.

13.	Please revise to provide a detailed discussion of the reasons of the SPAC for the structure and timing of the de-SPAC transaction and any related financing transaction. Refer to Item 1605(b)(3) of Regulation S-K.

Response

We have revised the registration statement to provide a detailed discussion of the Bannix’ rationale for the structure and timing of the de-SPAC transaction. There is no related financing proposed.

Unaudited Pro Forma Condensed Combined Financial Information, page 120

14.	Please revise your reference here to the historical audited balance sheet of VW as of June 30, 2024, as this interim balance sheet is unaudited.

Response

The referenced to the unaudited financials of the Target have been corrected to reference the fact that such financial statements are unaudited. Further, the financial statement included have been updated to September 30, 2024.

15.	On page 4 and elsewhere you refer to customary closing conditions, including the satisfaction of the minimum available cash condition. Please revise to define “minimum available cash condition” in the Certain Defined Terms section. In addition, tell us how this requirement was factored into your pro forma financial statements.

Response

There is no closing condition providing for “minimum available cash”. We have deleted such statement from the registration statement.

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2024, page 128

16.	We note Bannix has $1,003,995 due to EVIE as of June 30, 2024, which appears to be due upon a business combination. Please explain why there is no pro forma adjustment for this amount, or otherwise revise.

Response

This comment has been resolved by showing payment of the EVIE promissory note in Scenario 1. Payment of the note has been deferred until after the consummation of the Business Combination in Scenario 2 due to the maximum redemptions in the Trust account presented.

17.	We note pro forma adjustment D reflects the exchange of Target shares into shares of VisionWave common stock. Please provide us the calculations to show how you derived the $110,000 adjustment from the historical APIC of $11,000. Also, explain why the offsetting adjustment is to common stock par value.

Response

This comment has been resolved by revising Adjustment D to present the issuance of the 11,000,000 merger shares at par value of $0.01 (11,000,000 x .01 = $110,000). The $110,000 is recorded as a credit to common stock to represent the par value of the common stock. The offsetting debit of $110,000 has been recorded to APIC. There is no additional adjustment to the amount recorded to APIC since there is no value recorded on the Target balance sheet for the Target common stock which would be eliminated when the merger shares are issued.

18.	Please provide detailed calculations that support the $3,135,477 adjustment to accumulated deficit and APIC in pro forma adjustment E. In this regard, you state you do not believe APIC should be negative and, accordingly, certain amounts are recognized in retained earnings. Please clarify what you mean by this statement and how it impacted your pro forma adjustments.

Response

Additional paid in capital represents the amount of money that investors pay for a company’s stock in excess of the stock’s par value, therefore management does not believe that additional paid in capital can be a negative amount and when additional paid in capital is reduced to zero, any additional amounts are recognized in retained earnings (accumulated deficit). The effect of the pro forma transactions on additional paid in capital are summarized in the table below. After recording the effect of the adjustments to Bannix’s accumulated deficit, the entry to record the elimination of Bannix’s historical losses in Adjustment E would cause APIC to have a negative balance of $1,233,521 in Scenario 1 and a negative balance of $2,932,041 in Scenario 2. Therefore, the reclass to eliminate Bannix’s historical accumulated losses in adjustment E has been adjusted by $1,233,521 in Scenario 1 and $2,932,041 in Scenario 2 to not present a negative APIC balance.

	No additional redemption scenario	Maximum redemption scenario
Bannix accumulated deficit at 9/30/24	5,406,924	5,406,924
Adjustments to accumulated deficit:
Adjustment C: Bannix transaction costs	373,812	373,812
Adjustment J: Bannix share based compensation expense	972,400	972,400
Adjustment K: Bannix Trust interest income	(12,955)	(12,955)
Adjustment L; Bannix excise tax adjustment	(151,344)	(151,344)
Adjusted Bannix accumulated deficit	6,588,837	6,588,837

Bannix additional paid in capital at 9/30/24	—	—
Target additional paid in capital at 9/30/24	(261,000)	(261,000)
Adjustments to additional paid in capital:
Adjustment D: Issuance of the merger shares at par value	110,000	110,000
Adjustment F: Reclass of shares subject to redemption to permanent equity	(4,014,222)	(308,387)
Adjustment G: Forgiveness of Bannix due to related parties	—	(2,007,315)
Adjustment H: Conversion of Bannix rights to shares of common stock	7,306	7,306
Adjustment J: Bannix share based compensation expense	(972,400)	(972,400)
Adjustment M: Capital contribution from Subash Menon	(225,000)	(225,000)
Adjusted APIC	(5,355,316)	(3,656,796)

Adjusted APIC balance	(5,355,316)	(3,656,796)
Reclass of Bannix accumulated deficit	6,588,837	6,588,837
Negative APIC balance	1,233,521	2,932,041

19.	We note pro forma adjustment G reflects the forgiveness of the entire due to related parties balance. Per disclosure on page F-24, it appears the promissory note with Instant Fame of $840,000, the advances from related affiliated parties of $60,560 and the expenses paid by related parties of $0 are repayable upon a business combination and “may be” forgiven if a business combination does not occur and there are insufficient funds. Further, for the remaining due to related parties items there is no indication in your disclosure that these amounts will be forgiven. As it appears you have sufficient cash under the no redemption scenario to repay these amounts, please tell us why your adjustment reflects the write-off and forgiveness of this entire balance, and revise as necessary.

Response

This comment has been resolved to reflect the payment of the related parties in Scenario 1. In Scenario 2, the balance has been shown as forgiven due to the maximum redemptions in the Trust account presented.

20.	Please tell us why the $200,000 due to Subash Menon in pro forma adjustment I is reflected in accounts payable rather than due to related party like other amounts due to Mr. Menon.

Response

This comment has been resolved by revising the payment to Subash Menon in adjustment I to post against the due to related parties’ account.

21.	Please explain why the adjustment related to excise taxes payable in pro forma adjustment M is reflected in APIC rather than accumulated deficit.

Response

This comment has been resolved by revising adjustment M to reflect the reversal of the portion of excise taxes to offset to retained earnings.

Other Information Related to the Company
Conflicts of Interest, page 139

22.	Please revise to disclose all relevant pre-existing fiduciary or contractual obligations for each of your officers and directors. As one non-exclusive example, we note that Douglas Davis is currently the CEO and co-chair of the board for Bannix.

Response

We have revised the table under the Conflicts of Interest section to provide a more detailed discussion of pre-existing fiduciary or contractual obligations for each of your officers and directors.

Business of Target, page 151

23.	We note Target does not intend to have any products for sale commercially until March 2025 at the earliest, has not recognized any revenue to date, and is still in the development and R&D phase. Additionally, we note Target will require a minimum of

$3 million to fully implement its business plan. Please revise here to discuss the current status of Target’s operations and business, the additional funding necessary to implement your business plan, and the anticipated timeline for production of each of Target’s listed products.

Response

We acknowledge the SEC’s comment and have revised the filing to accurately reflect VisionWave’s current operational status, funding needs, and product timeline.

24.	We note your disclosure on page F-72 that Target entered into a Memorandum of Agreement with another entity in July 2024 to collaborate on developing and manufacturing technology. Please revise here to clarify whether Target is currently a party to any other collaborative agreements and, if so, revise to disclose the other party(s), the nature of the collaboration, and whether a firm agreement or contract exists.

Response

We note your comment and we have revised the Strategic Partnership section to include a discussion of Target’s collaborative agreements including the MOA referenced on page F-72.

25.	We note your disclosure regarding “strategic partnerships in Canada and the United Arab Emigrants” and “a relationship with a leading U.S. defense contractor”, as well as on page 91 that the “Target had cultivated a robust potential pipeline of customer opportunities.” Please revise your disclosure to provide more detail on the stage of negotiations with these partners, the material terms of any agreements entered into, and provide balancing disclosure regarding the fact that you have not generated any revenue to date and the uncertainty that you will ever revenue from these partnerships/customers.

Response

We have revised the disclosure to provide more detail on the current status of our strategic partnership and customer development.

26.	We note your disclosure that VisionWave’s competitive advantage lies in its AI- driven solutions and “VisionWave Technologies is at the forefront of revolutionizing defense capabilities by integrating advanced artificial intelligence (AI).” Please provide a more complete description of how you intend to utilize artificial intelligence in your products and describe your current phase of development. With respect to artificial intelligence, please indicate if your algorithms are proprietary or open source, and update you risk factors to reflect the relevant risks.

Response

We have revied the Business section to include a section discussing Target’s Artificial Intelligence. We have also revised several risk factors to include risks surrounding Target’s Artificial Intelligence.

27.	We note that Target does not appear to have commenced the production of any of its products. For each of the products listed, please revise your disclosure to discuss the current status of each product and the anticipated timelines or phases of development.

Response

We have revised the disclosure to discuss the current status of each product and the anticipated timelines or phases of development.

Manufacturing, page 152

28.	We note your disclosure that you have outsourced your manufacturing capabilities. Please revise to provide a discussion of the material terms of your agreements with manufacturing facilities, any milestone payments or material financial terms, and termination provisions, Also, file the agreements as exhibits or tell us why it is not required. Refer to Items 101(h)(4) and 601(b)(10) of Regulation S-K.

Response

We have revised to provide that Target presently does not have a manufacturing agreement in place and its efforts to structure a manufacturing agreement and the related risks. As Target has not yet entered into any manufacturing agreements, there are no agreements to file as exhibits at this time. Once formal agreements are executed, we will evaluate their materiality and, if required, file them in compliance with Items 101(h)(4) and 601(b)(10) of Regulation S-K.

Intellectual Property, page 153

29.	Please revise your disclosure to discuss all your material issued or pending patents, whether owned or licensed. For each material patent or patent application, revise to disclose the following. Refer to Item 101(h)(4)(vii) of Regulation S-K.

•	the specific product or technology to which each patent relates;

•	the type of patent protection;

•	the expiration dates; and

•	applicable material jurisdictions, including any foreign jurisdiction.

Response

We have revised the Intellectual Property disclosure to discuss the patents held by Target as well as the patents which it has available by way of license.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Target

Liquidity and Capital Resources, page 155

30.	Please revise to disclose the amount of capital and funding Target will need to operate for the next 12-months and beyond the next 12-months, and how long Target estimates it can continue to operate with current available funds. In this regard, we note your disclosure on page 53 that Target would require a minimum of $3.0 million in capital to fully implement its proposed business plan. Additionally, describe any known material trends, favorable or unfavorable, in Target’s capital resources or liquidity that will result in or that are reasonably likely to result in Target’s liquidity increasing or decreasing in any material way, such as the impact of this Business Combination as noted in your disclosure on page F-68. Refer to Item 303(b)(1) of Regulation S-K.

Response

We have revised the Liquidity and Capital Resources section to discuss the Target’s capital needs for the next 12 months and thereafter.

31.	You state on page F-70 that VisionWave required additional funding for its ongoing operations, and the parties agreed that Tokenize would invest “an additional 10 million AVAI shares.” Please explain further the intent and purpose of this transaction. Also, revise to clarify how Target intends to use the Avant Technology shares to fund its ongoing operations. In addition, explain further your statement that “VisionWave and Stanley Hills determined that 10 million AVAI shares, out of Tokenize’s 26 million shares, would suffice for this investment” and clarify how Tokenize’s holdings in Avant Technology factored into this transaction. Lastly, tell us and revise as necessary to disclose whether there are any related party interests among GBT Tokenize, GBT Technologies, Avant Technologies, Bannix, VisionWave, Target and/or any management or officers of any of these entities.

Response

We have revised the Liquidity and Capital Resources section to provide a further discussion of the reasons for Tokenize assigning shares of Avant to Target, the fact that the parties are not related and Target’s plan for future use of such securities.

Beneficial Ownership of Securities, page 166

32.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities identified in the beneficial ownership table.

Response

We have revised the Beneficial Ownership of Securities section to disclose the natural person who exercises voting and dispositive power with respect to the securities.

VisionWave Management After the Business Combination, page 167

33.	We note you intend to appoint seven directors to the board of the combined entity, as permitted pursuant to Section 2.05 of the Merger Agreement. Please revise your introductory language here to reflect the appropriate number of planned directors and ensure references throughout the filing consistently refer to seven directors.

Response

We have revised the relevant language to provide that there will be seven directors after the Business Combination. We will update to ensure consistency throughout.

34.	Please revise Yossi Attia’s biographical information to disclose the fact that he is the Founder and Chief Operating Officer of VisionWave. Also, to the extent applicable, disclose any other management positions he has held or currently holds at either the Target or Bannix.

Response

We have revised the disclosure pertaining to Mr. Attia to disclosure that he is the Founder and Chief Operating Officer of Target. Mr. Attia does not hold a management position with Bannix or any other roles with Target. We have also revised to disclose the relationship between Stanley Hills LLC, which is owned by Anat Attia, the wife of Yossi Attia.

Certain Relationships and Related Party Transactions, page 170

35.	Please revise to include definitions for “Former Sponsor,” “Other Investors,” and “Anchor Investors” here and/or in your Certain Defined Terms on page 14.

Response

We have revised to define “Former Sponsor,” “Other Investors,” and “Anchor Investors” in the Related Party Transactions section and under the Certain Defined Terms on page 14.

36.	Please revise to describe the relationship(s), if any, that Douglas Davis currently has, and/or will have, with Bannix, VisionWave and Instant Fame LLC and clearly indicate he is a related party. Also, clarify whether Mr. Davis has any current involvement with GBT Technologies, Inc. or GBT Tokenize Corp.

Response

We have revised the Related Party Transactions section to identify Mr. Davis as a related party and provide further disclosure of his relationship with each of the parties.

37.	Please revise to disclose the relationship and the nature of such relationship, if any, between Anat Attia, who controls Stanley Hills, LLC, a significant shareholder of Bannix, and Yossi Attia, VisionWave’s Founder and Chief Operating Officer.

Response

We have revised the Related Party Transactions section to disclose the relationship between Yossi Attia, Anat Attia and Stanley Hills LLC. Please note that these parties are not shareholders of Bannix.

VisionWave Technologies, Inc.

Notes to Unaudited Condensed Financial Statements Note 7. Subsequent Events, page F-72

38.	Please revise to disclose the actual date through which subsequent events were evaluated. Refer to ASC 855-10-50-1(a).

Response

The amended S-4 Registration Statement will include Target’s September 30, 2024 financial statements. These financial statements will include a ‘Subsequent Events’ section disclosing the following:

Subsequent events have been evaluated through November 14, 2024, the date on which the consolidated financial statements were available to be issued.

We believe this ensures compliance with ASC 855-10-50-1(a) and provides transparency regarding the timing of subsequent event evaluations

VisionWave Technologies, Inc

Notes to Consolidated Financial Statements Note 1. Organization, page F-84

39.	Please revise to disclose the fiscal year end for VisionWave Technologies. Similar disclosure should be made for the registrant, VisionWave Holdings.

Response

The fiscal year end for both Target and VisionWave is December 31st. This disclosure has been included in the ‘Notes to Consolidated Financial Statements’ to ensure consistency and clarity throughout the filing

General

40.	We note disclosure of the current Sponsor ownership varies throughout the document. For example, on pages 8, 22, 42 and 133, the percentage and number of shares held by the Sponsor agrees to the beneficial ownership table on page 166. However, on pages 9, 34 and 80, you state the Sponsor holds 78% of the outstanding shares. In addition, the current Sponsor ownership on pages 29 and 55 is blank. Please revise throughout to consistently disclose the Sponsor’s current ownership.

Response

The Sponsor currently holds 16.67% of the outstanding shares, totaling 475,000 shares, as reflected consistently throughout the document. We have revised the disclosure throughout to remove any blank references as well as references to 78% and replace such disclosure with 16.67%.

41.	You refer to Sponsor shares on page 5, Sponsor & Other Insiders on pages 23, 24, and 40, and Sponsor’s Founders Shares on pages 51, 122, 127 and 130. Please revise to use consistent terminology throughout and ensure each term is defined in your glossary beginning on page 14. In addition, your narrative disclosure on page 5 does not reflect the same total number of shares as the other disclosures. Please revise or advise.

Response

We have revised each of the above referenced pages to clarify.

42.	Please describe the experience of the sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. See Item 1603(a)(3) of Regulation S-K.

Response

We have revised the disclosure add a risk factor to provide that the Sponsor does not have SPAC experience which may detrimentally impact Bannix’s ability to close the business combination.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-902-6567 if you have any questions or comments. Thank you.

Sincerely,

Douglas Davis, CEO

cc:	Stephen M. Fleming, Esq.